OPTEX SYSTEMS HOLDINGS, INC.
1420 Presidential Drive
Richardson, TX 75081

June 16, 2011

VIA EDGAR

Amanda Ravitz
Tom Jones
Tim Buchmiller
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Optex Systems Holdings, Inc.

Gentlepersons:

We are in receipt of your letter to us, dated  May 11, 2011, regarding the Optex Systems Holdings, Inc.  Registration Statement on Form S-1, filed April 14, 2011, File No. 333-173502 (the “Current Registration Statement”).  We thank you for taking the time to review the filings and provide your comments, in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.

In order to fully respond to your letter and for ease of reference, we have included your comments (bolded) and each of our responses to your comments.

Forepart of Registration Statement

1.  We note your references to “selling stockholders” in  the forepart of your registration statement and in the second paragraph under your fee table.  It appears from the disclosure in your prospectus, however, that you intend to conduct a direct primary offering.  Please revise your registration statement to make clear, and be consistent with, the offering you intend to register.

We intend to register a direct primary offering.  We have modified the registration statement accordingly to make it clear and consistent with this type of offering.

2.  It appears that the securities to be sold in your direct primary offering are to be offered at a fixed price and not based upon fluctuating market prices.  If true, it is not appropriate to calculate the registration fee based on Securities Act Rule 457(c).  Please revise accordingly.

We confirm that the securities to be sold in our direct primary offering are to be offered at a fixed price.  We have revised the table to take Rule 457(a) into account and have noted that the maximum offering price was determined arbitrarily by the registrant.

Prospectus Cover Page

3.  Please disclose the information required by Item 501(b)(3) of Regulation S-K on the cover page of your prospectus.  If you are offering your shares on a minimum/maximum basis, please disclose in an appropriate location in your prospectus summary whether the funds raised in this offering will be held in trust or in an escrow account pending the closing of your offering and when the offering will close.

We have accordingly revised our disclosure on the cover page, in the summery and in the risk factors.

U.S Securities & Exchange Commission
June 16, 2011

Prospectus Summary, page 5

4.  The disclosure in your prospectus summary should be a balanced presentation of your business and prospects.  Expand your disclosure to briefly describe some of the challenges you fact and the risks presented to your investors.

With regard to the above comment, we note as examples only the following disclosures located elsewhere in your prospectus:
•	the disclosure in the first risk factor on page 7 that you anticipate that you will have to raise additional funding in the future to service your debt and finance your future working capital needs;
•	the disclosure in the first risk factor on page 11 that two customers represent 84% of your gross revenue;
•
the disclosure in the first two risk factors on page 13 that Sileas Corporation is owned by three of your officers and that Sileas Corporation owns 90% of your outstanding Series A preferred shares and the effect that such ownership may have on corporate governance and change of control matters; and

•	the disclosure in the last paragraph on page 22 regarding the expected decline in periscope deliveries by 25% to 30% in 2011.

In order to provide a more balanced presentation, we have added information into the summary regarding the above bullet points.  Note that we also further reviewed our disclosure and determined that provision of this information set forth a balanced presentation and did not determine the need to add further information beyond these points.

The Offering, page 6

5.  We note your disclosure that the exercise price of the warrants will be reduced for a period of 30 days to $.01 per share and that pursuant to the terms of your Series A preferred shares that the conversion price of the preferred shares will be permanently decreased from $.15 per share to $.01 per share to the extent that you sell any common stock under this offering at $.01 per share.  Given these reductions, please disclose the number of common shares that the holders of your warrants and Series A preferred stock would be entitled to receive under the pre-offering exercise and conversion prices and the number of shares of common stock they will be entitled to receive at the reduced exercise and conversion prices of $.01 per share assuming full exercise of the warrants and conversion of the Series A preferred shares.  Quantify the dilution to be experienced by your common stockholders that result from the decreases in the exercise price of your warrants and the conversion price of your Series A preferred shares.  Include disclosure that the dilution to your common stockholders could have a material adverse effect upon the price at which your shares are quoted.

In order to address your comment, we have added the following disclosure.  Please note that the number of shares into which the warrants can be converted will not be increased and only the exercise price will be affected.  In addition to adding the disclosure below as requested, we have also added this as a risk factor.

As a result of the post-offering  reduction in exercise price of our warrants to $0.01 per share for 30 days and the resulting permanent decrease in the conversion price of our Series A preferred stock from $.15 per share to $.01 per share, the number of shares of common stock which can be received by both our warrant holders and holders of Series A preferred stock before and after giving effect to the offering set forth in this prospectus are set forth in the below table.  Note that given the high level of dilution to be experienced, it is likely that this will cause a material adverse effect upon the price at which shares of our Common Stock are quoted on the OTC Bulletin Board.

U.S Securities & Exchange Commission
June 16, 2011

Security	Pre-Offering Per Share Exercise/Conversion Price	Number of Shares	Post-Offering per Share Exercise/Conversion Price	Number of Shares	Percentage Dilution to Common Stockholders as a Result of Decrease in Exercise/Conversion Price
Warrants	$.45	8,131,667	$.01	8,131,667	0%
Series A preferred stock	$.15	41,080,000	$.01	616,200,000	76.11%

6.  We note your disclosure in the last paragraph on page 6 that your Series A preferred shareholders waived the right to receive existing and future dividends.  With a view towards revised disclosure, including any required disclosure in accordance with Item 404 of Regulation S-K, please tell us whether your Series A preferred shareholders received any consideration for waiving their rights to receive such dividends.  Also, please tell us where you filed such a waiver as an exhibit to your registration statement.

Our Series A preferred shareholders have not received any consideration for waiving their rights to receive such dividends.  Instead the waiver is being made in recognition of the need to provide accommodations for the collective good to improve our balance sheet for future financial growth opportunities.  We have reduced this waiver to writing and filed it as Exhibit 10.31 to this amendment.

7.  We note that you will offer your warrant holders the right to exercise their warrants at a reduced price for a period of 30 days following the date  of effectiveness of this registration statement.  Please advise us as to how you intend to comply with Rule 13e-4.  See the Heritage Entertainment No-Action Letter (May 11, 1987) which states our view that where an issuer materially reduces the exercise price of outstanding warrants for a specified period during the remaining term of the warrants, the issuer would be required to comply with Rule 13e-4.

We have further analyzed the tender offer rules and acknowledge the Commission’s position in the Heritage Entertainment No-Action Letter despite numerous precedents in public company filings for temporary reduction in warrant exercise prices without complying with Rule 13e-4.  Thus, we will comply with Rule 13e-4 by filing a Schedule TO as soon as practicable after the filing of this amendment.

If Sileas is unable to meet its obligations under the purchase money note, page 13

8.  Please expand this risk factor to disclose when the promissory note is due.  Also, disclose, as of the most recent practicable date, the market value of your securities held by Sileas.

In order to address this comment, we have revised this risk factor by adding the following language:

The promissory note owned by Sileas is due on February 20, 2012.  As of June 7, 2011, the market value of Optex Systems Holdings common stock owned by Sileas is $1,532,765.

Security Ownership of Certain Beneficial owners and Management, page 58

9.  Please expand the table in this section to disclose the holdings of each beneficial owner mentioned in the table assuming full conversion of the Series A preferred shares into common shares at a conversion price of $.01 per share.

We have so added columns to show the ownership and the dilutive effects thereof.

U.S Securities & Exchange Commission
June 16, 2011

Plan of Distribution, page 62

10.  We note your disclosure that you may offer your securities through auctions.  Please reconcile this disclosure with the disclosure in your prospectus summary that the shares will be offered at a fixed price.

After further analysis, we do not intend to offer our securities through auctions and we have revised our plan of distribution to reflect that this is a primary offering to be made through our brokers and directors.

11.  With a view towards revised disclosure, please tell us how you would issue the shares being offered as a dividend or distribution.

This disclosure has been removed as part of the revised plan of distribution.

Exhibit 5.1

12.  In view of Exchange Act Rule 14c-2(b) that requires your information statement be sent or given at least 20 calendar days prior to the earliest date on which the corporate action may be taken, please tell us whether you intend to file an updated legality opinion prior to your request that your registration statement be declared effective.

We indeed do intend to file an updated legality opinion immediately prior to filing our acceleration request.

We acknowledge this comment and appreciate your review.

I, on behalf of the Company, acknowledge that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, thank you very much for providing your comments, and I apologize for the delay in response.  And, please feel free to contact either me or our counsel, Jolie Kahn (at joliekahnlaw@sbcglobal.net or (212) 422-4910) with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

/s/ Stanley A. Hirschman

Stanley A. Hirschman

cc:  Jolie Kahn, Esq.